08025320

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

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Rec'd 1/25/08

RECD S.E.C.
JAN 25 2008
603

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ______ MM/DD/YY AND ENDING 12/31/06 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYDNEY FREVOR + Co Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1461 Rosa de mar
(No. and Street)

San Juan | P.R. | 00907
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co., LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of Americas | New York | N.Y. | 10036
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/11

OATH OR AFFIRMATION

I, SYDNEY PREVOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYDNEY PREVOR & CO, as of Dec. 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit Number: 1099
Sworn and Stated before me by Sydney Prevor, of legal age, married and resident of San Juan, in San Juan, Puerto Rico on January 30, 2007

Ivonne Santiago Camacho
Notary Public

IVONNE SANTIAGO CAMACHO
ABOGADA - NOTARIO

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

ots
4/10/07

February 27, 2007

Securities and Exchange Commission
Southeast Regional Office
801 Brickell Avenue, Suite 1800
Miami, Florida 33131

Re: Sydney Prevor And Co., Inc.
Financial reports 2006

Gentlemen:

With reference to the above referenced company we attach hereto the following:

Audited financial report December 31, 2006

Audited focus report December 31, 2006

Report on material inadequacies

Letter regarding rule 15C-3

Computation of Net Capital

Report on material differences

Statement of changes in ownership equity

Very truly yours,

Graf Repetti + Co. LLP

Graf Repetti & Co., LLP

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

February 27, 2007

Sydney Prevor and Co., Inc.
1461 Tossa Delmar St.
San Juan, Puerto Rico 00911

Gentlemen:

With reference to our examinations of the balance sheet of Sydney Prevor and Co., Inc. as of December 31, 2006 and the related statements of income and retained eamings and cash flows for the year then ended, no material inadequacies were found to exist or found to have existed since the date of our previous audit, the report on which was dated February 9, 2006.

Graf Repetti & Co. LLP

Certified Public Accountants

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

National Association of Securities Dealers, Inc.
Member Regulation Programs
1735 K Street NW
Washington, DC 20006

Re: Sydney Prevor and Co., Inc.

February 27, 2007

Gentlemen:

Based on our audit of the financial statements of the aforementioned corporation for the years ended December 31, 2006, we find that the company is exempt from rule 15C-3 (possession and control requirements) because it operates under rule K2-B (Fully disclosed broker). It is in compliance with the rules since all transactions are cleared through another broker dealer and the company does not hold any customer's funds or securities.

Very truly yours,

Graf Repetti & Co. LLP

Graf Repetti & Co., LLP

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

SYDNEY PREVOR AND CO., INC.

REPORT ON MATERIAL DIFFERENCES

With reference to our examinations of the balance sheet of Sydney Prevor And Co., Inc. as of December 31, 2006 and the related statements of income and retained earnings and cash flows for the year then ended, no material differences were found to exist between the above audited computation of net capital and the corresponding unaudited part 11a as filed by the Company.

Graf Repetti & Co., LLP

Certified Public Accountants
February 27, 2007

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

SYDNEY PREVOR & CO., INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005

SYDNEY PREVOR & CO., INC.

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Sydney Prevor and Co., Inc.

We have audited the accompanying balance sheets of Sydney Prevor and Co., Inc. (a New York Corporation) as of December 31, 2006 and 2005, and the related statements of operations and retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sydney Prevor and Co., Inc., as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Graf Repetti & Co. LLP

New York, New York
February 27, 2007

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

SYDNEY PREVOR AND CO., INC.

BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 17,580	$ 4,536
Accounts receivable	1,644	203,092
Securities inventory	1,462,968	923,479
Prepaid expense	3,831	3,831
Total Current Assets	1,486,023	1,134,938
PROPERTY AND EQUIPMENT	34,951	34,951
Less: accumulated depreciation	34,951	34,951
Net Book Value	-	-
OTHER ASSETS		
Rent security deposit	-	717
Deposit with clearing institution	5,303	96,881
Total Other Assets	5,303	97,598
Total Assets	$ 1,491,326	$ 1,232,536
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 13,455	$ 3,000
Due to shareholder	363,794	199,157
Margin account	590,198	630,636
Total Current Liabilities	967,447	832,793
SHAREHOLDER'S EQUITY		
Common stock - authorized 200 shares, no par value issued and outstanding - 200 shares	225,000	225,000
Retained earnings	298,879	174,743
Total Shareholder's Equity	523,879	399,743
Total Liabilities and Shareholder's Equity	$ 1,491,326	$ 1,232,536

See accompanying notes to the financial statements.

SYDNEY PREVOR AND CO., INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commissions, underwriting and management	$ 63,163	$ 134,929
Trading	213,674	(142,549)
Interest and dividends	6,712	9,982
Total Revenues	283,549	2,362
EXPENSES		
Commissions	12,694	14,526
Rent, parking and utilities	30,969	17,528
Communications and postage	20,431	11,915
Insurance and medical	15,200	19,233
Professional fees	9,254	6,837
Research and trade publications	166	214
Advertising and promotion	4,512	10,064
NASD expenses	2,667	2,204
Automobile expense	3,084	-
Interest	38,589	20,205
Office and miscellaneous	16,327	1,461
Local taxes and fees	5,065	2,633
Total Expenses	158,958	106,820
Net Income Before Provision for Income Taxes	124,591	(104,458)
Provision for Income Taxes	(455)	-
Net Income (Loss) for Year	124,136	(104,458)
Retained Earnings - Beginning of Year	174,743	279,201
Retained Earnings - End of Year	$ 298,879	$ 174,743

See accompanying notes to the financial statements.

SYDNEY PREVOR AND CO., INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (loss) from operations	$ 124,136	$ (104,458)
Adjustments to reconcile income to cash provided by (used in) operating activities:		
Increase (decrease) in accounts receivable	201,448	(201,770)
Increase (decrease) in securities inventory	(539,489)	(98,354)
Increase (decrease) in security deposit	717	-
Increase (decrease) in deposit in clearing institution	91,578	-
Increase (decrease) in accounts payable	175,092	120,123
Net Cash Provided (Used) by Operating Activities	53,482	(284,459)
CASH FLOWS FROM FINANCING ACTIVITIES		
Margin account activity	(40,438)	320,439
Repayment of clearing house note payable	-	(33,334)
Net Cash Provided (Used) by Financing Activities	(40,438)	287,105
Net Increase (Decrease) in Cash and Cash Equivalents	13,044	2,646
Cash and Cash Equivalents - Beginning of Year	4,536	1,890
Cash and Cash Equivalents - End of Year	$ 17,580	$ 4,536

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization

The Company was organized in February, 1986 in New York to act as an introducing securities broker dealer and was authorized to commence similar operations in Puerto Rico in June 1987.

The Company commenced dealing in securities in 1991 by sale of securities to customers in the ordinary course of business. Orders are received from customers and placed via a correspondent New Jersey based investment banker who also maintains all accounts for the customers.

b. Investments

Investments are carried at the lower of cost of market and are short-term in nature.

c. Securities Inventory

Inventory of dealer securities is carried at the lower of cost or market and may be sold in response to changes in interest rates and market risks changes. Accordingly, the securities have been classified as "available for sale" and reflected at their aggregate fair value, which approximates their actual costs, in the accompanying balance sheets at December 31, 2006 and 2005.

d. Property and Equipment

Property and equipment are stated at cost and depreciated principally under the straight line method over a five year period.

e. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

f. Fair Value Disclosures

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 107 "Disclosure About Fair Value of Financial Instruments." This statement extends existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities, recognized in the statement of financial position for which it is practical to estimate fair values.

As of December 31, 2006 and 2005, the Company's accounts receivables, investment securities and margin loan account balances approximated fair value due to their short-term maturity. The carrying amount of other long-term assets is also assumed to approximate their fair value.

g. Cash Flow Disclosures

For purposes of the statements of cash flows, cash and cash equivalents only include unrestricted cash balances in banks.

h. Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk include its bank accounts and accounts with its correspondent securities broker. The Company maintains these accounts at reputable institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times exceed Federally insured limits or may not be Federally insured. The Company has not experienced any losses on such accounts.

i. Revenue Recognition

Commissions and underwriting income are recognized as income, net of clearing and transaction fees and other items deducted by the clearing house, upon the transaction settlement date.

Revenue or expense on sale of securities inventory is recognized when sales occur. Adjustment, if any, to the lower of cost or market is recognized at the end of the accounting period.

2. DEPOSIT WITH CLEARING INSTITUTION

Commencing September, 2002, the Company maintains a regulatory clearing house deposit in cash of $5,303 with Pershing LLC who, provides clearing and custodial services for the Company and which maintains all of its customers' accounts.

3. SECURITIES DEALER BLANKET BOND

The Company is insured under a securities dealer blanket bond expiring November 1, 2007. The limit of liability is $200,000 and the deductible is $5,000.

4. NOTE PAYABLE - CLEARING HOUSE

The Company borrowed $100,000 in September 2002 from CSFB (USA) Inc. The principal is due in three annual installments of $33,333 commencing September 30, 2003 with interest on the unpaid principal at 8% per annum.

Under the terms of the note, each annual installment of principal and interest shall be forgiven and deemed paid by the borrower if the Clearing Agreement assigned to Pershing has not been terminated and no event of default such as bankruptcy or liquidation has occurred when such installment is due.

No interest has been accrued by the Company as it is expected that such amounts will be forgiven under the terms of the note.

To secure the obligation, the borrower granted the lender all rights and interests under the Clearing Agreement. In addition, the borrower warrants it earns at least 10% of its gross revenues or that it maintains at least 1,000 active accounts on an annual basis with unrelated persons.

5. INCOME TAXES AND RELATED DEFERRED TAX ASSET

The Company computes income tax on its Puerto Rican source income. It computes U.S. tax on its total income offset by foreign tax credit for taxes paid to Puerto Rico.

5. INCOME TAXES AND RELATED DEFERRED TAX ASSET (cont'd)

The Company has a loss carry-forward of $7,404 that may be used to offset future Federal income taxes.

Although a deferred tax asset related to this carry-forward was recorded, a valuation allowance for the entire amount offset it, because of the uncertainty of its ultimate realization.

Sale of securities to customers in dealer transactions and adjustment to market, if any, results in ordinary income or loss for income tax purposes.

6. ADVERTISING EXPENSE

The Company expenses its advertising cost as incurred.

7. COMMITMENTS

The Company occupies its office space on a month-to-month basis.

The Company leases office space in New York on an as needed basis.

END